Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2023	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A: First Quarter 2023 Financial Results and Shareholder Letter

First Quarter 2023 Highlights

  1Q 2023 Invoiced Sales Amounted to €86.1 Million, a Decrease of 27.4% Versus the 1Q 2022, Confirming the Headwinds of the Last Part of 2022. 1Q 2022, Which Reported Double Digit Growth vs 1Q 2021, Was the Last Quarter of the 18-Month Expansionary Phase That Started in the Aftermath of the COVID-19 Pandemic.
  Branded Sales Amounted to €77.5 Million, 21.6% Below 1Q 2022. Branded Sales Were 92.3% on Total Sales In 1Q 2023, Compared to 86.8% in 1Q 2022.
  Gross Margin of 35.6%, Compared to 34.3% in 1Q 2022. Net of the One-Off (€0.9) Million Accrual to Reduce Workforce Gross Margin Would Have Been Equal To 36.6%. 1Q 2023 Gross Margin Compares to 30.1% in the Pre-Pandemic 1Q 2019.
  1Q 2023 Operating Loss of (€0.9) Million Due to a Lower Operating Leverage Partially Offset By a €7.6 Million Reduction in the Operating Expenses. Net of the One-Off (€0.9) Million Accrual to Reduce Workforce, Operations Would Break Even.
  Retail Expansion Continued in 1Q 2023 With 2 DOS Opened in the U.S., 1 DOS in JV in the U.S. and 1 DOS in JV in China as Well as 5 Additional FOS, of Which 3 in China, 1 in the U.S. and 1 in Australia.
  Cash of €43.8 Million as of March 31, 2023, Compared to €54.5 Million as of December 31, 2022.
  Headwinds From Challenging Business Conditions Continue to Affect Store Traffic and Written Sales; This Might Adversely Impact Our Operations in the Short-Term, While the Group Confirms Its Long-Term Plans. We Are Focusing on Supporting Our Commercial Teams to Regain Growth, While Working to Adapt Our Fix Cost Structure.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--June 2, 2023--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the first quarter ended March 31, 2023.

Pasquale Natuzzi, Chairman of the Group, commented: “Our sales results are not at the level we aspire to as we continue to face challenging market conditions and a more prudent approach by our customers, resulting in a weaker store traffic and reduced orders from large distributors. Globally our industry is transitioning from the expansionary phase, started in 2021, which created growth for the sector but also led to unprecedented over-stocking at the different level of the distribution value chain. The perduring of this economic scenario confirms the importance of the work that our team is doing to ensure a tight control on discretionary costs together with a more effective capital allocation. We are confirming those investments which are pivotal for the execution of our mid-term plan, chiefly to support retail new openings and our factory modernization.”

Antonio Achille, CEO of the Group, commented: “The context in which we are operating continues being challenging not only for the global economy but specifically for our industry. Indeed, perduring effects of the ongoing war in Ukraine, high inflation notwithstanding record increases in interest rates by major central banks, and stock market volatility continue to represent a drag to consumer spending attitude for durables. In addition, and with specific reference to the furnishings industry, high interest rates have resulted in a freezing of the housing market, which is a primary driver for furnishing new demand. The overstock is gradually easing but is not solved yet and still represents a burden for the introduction of new collections. Our mid-term plan, which states that growth will come from Brand and Retail in core markets, remains the compass for our commercial strategy and investments.

In a context of softer demand, our attention to protect the marginality of our business is very high.

Notwithstanding the lower delivered sales, we were able to improve gross margin over last year first quarter and the operations would have broken-even excluding the one-off (€0.9) million accrual accounted for in the quarter to right-size our workforce abroad. We intend to continue in this direction so to free up resources that can be invested in business development.

The sales of the first quarter confirm a slow-down in two of our main markets, the U.S. and China, where we are implementing a clear action plan to revert the current business trend and to align SG&A costs.

In North American, which is fundamental for the execution of our long-term plan, we have implemented a profound reorganization of our commercial structure by strengthening our wholesale team, with the introduction of a new seasoned manager, Scott Kruger, and increasing our commercial reach also with the activation of independent agencies. At the same time, we have been empowering our retail team with enhanced approaches and tools, developed by our newly established Global Retail Division, so to improve the like-for-like performance of the existing stores and create the conditions for the planned retail expansion.

We are also putting an extra focus on the Chinese market, which is a strategic region for our long-term growth plan. Our JV in China, in which we have a 49% stake, is focusing its activities in supporting local franchisee partners to improve the sale performances and implementing with renewed rigor our dual-brand strategy.

Across geographies we are taking a series of commercial actions with the aim of creating a short-term impact. These actions include: a global merchandise strategy, aiming at having a product assortment in line with the potential and profile of each store; a more comprehensive price architecture so to widen the price range covered by our product collection and attract new potential customers; a new and more impactful in-store communication so to better engage the customer.

We are also accelerating the development of our contract business with a dedicated organization so to leverage the strength of our brands and our collections, as well as our R&D and production. Natuzzi Italia is the primary focus for this global opportunity. The newly established contract team has reported encouraging initial wins both in residential and commercial opportunities.

Despite the negative economics context, we remain focused on our transformative journey to become a branded company, selling its products mainly through retail. While year-to-date order flow is below our expectation, it is worth highlighting that the branded portion of the business is above the level of 2019. Furthermore, year-to-date written sales generated by our brands continue to increase their share on the overall business, 92% versus 90% one year earlier and 76% in the pre-pandemic 2019 same period.

We keep on expanding our retail network to accelerate growth, improve profitability and have a better control of the brand. Today we can rely on 710 Natuzzi stores, of which 382 are located in Greater China. During the first three months of the year, 3 new DOS opened in the U.S., namely, 1 Natuzzi Italia store in Miami, acquired from an historical franchisee, 1 Natuzzi Italia store in San Diego, and 1 Natuzzi Editions in Frisco operated in joint venture with a local partner. Furthermore, a new Natuzzi Italia store, directly operated by our joint venture, opened in China. Lastly, we added 5 new franchise Natuzzi stores to our existing network, of which 3 in China, 1 in the U.S. and 1 in Australia.

We are progressing in actively seeking opportunities to sell those assets, mainly in the U.S., that are no longer in line with our strategic plans, and whose proceeds could be actively invested to increase efficiency in our industrial operations and add more DOS to our network.

Our long-term plan remains the same; however, we need to recognize that for the industry the change of pace has been quite evident, and therefore we remain extremely vigilant to ensure a tight cost control and high financial discipline to navigate through the current headwinds.”

**********

1Q 2023 CONSOLIDATED REVENUE

1Q 2023 consolidated revenue amounted to €86.1 million, from €118.5 million in 1Q 2022 and from €106.2 million in 1Q 2019, as a result of macroeconomic and industry-specific challenges.

Excluding “other sales” of €2.1 million, 1Q 2023 invoiced sales from upholstered and other home furnishings products amounted to €84.0 million, as compared to €113.8 million in 1Q 2022 and €101.1 million in 1Q 2019.

Revenue from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Key Markets
  C: Distribution

A. BRANDED/UNBRANDED BUSINESS

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i) Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).

ii) Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania, Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 1Q 2023, Natuzzi’s branded invoiced sales amounted to €77.5 million, from €98.9 million in 1Q2022 and the same level as in the pre-pandemic 1Q 2019 (€77.5 million). During the quarter, the branded portion of the business represented 92.3% of sales of upholstered and other home furnishings products compared to 86.8% in 1Q 2022 and 76.7% in 1Q 2019.

The following is the contribution of each Brand to 1Q 2023 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €31.6 million, from €43.5 million in 1Q 2022 and €35.1 million in 1Q 2019, mainly as a result of the impact of the overstock in China.
  Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €45.9 million, from €55.4 million in 1Q 2022, mainly due to the de-stocking process, especially in North America and China. 1Q 2023 invoiced sales increased from €42.4 million in 1Q 2019.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €6.5 million in 1Q 2023, from €15.0 million and from €23.6 million in 2022 and 2019 first quarter, respectively. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model. In addition, the Company intends to increase the leverage of industrial partnership with the outsourcer in Vietnam, in an effort to recover market shares in this low-end segment of the market.

B. KEY MARKETS

Here below a breakdown of 1Q 2023 upholstery and home-furnishings invoiced sales compared to 1Q 2022, according to the following geographic areas.

	1Q 2023	1Q 2022	Delta €	Delta %
North America	23.3	35.0	(11.7)	(33.4%)
Greater China	4.4	14.7	(10.3)	(69.9%)
West & South Europe	32.4	36.8	(4.4)	(12.1%)
Emerging Markets	13.2	13.1	0.1	0.5%
Rest of the World*	10.7	14.2	(3.5)	(24.7%)
Total	84.0	113.8	(29.9)	(26.2%)

Figures in €/million, except percentage

*Include South and Central America, Rest of APAC.

The performance of invoiced sales in the North America was curbed by the weak sales of the wholesale channel, both branded and unbranded, as wholesale distributors continue to be mainly focused on reducing their stock rather than placing new orders.

As for the Chinese market, the level of sales reflects a more focus of our joint venture in selling stocked products accumulated in 2022 as a result of the low traffic in our points of sales caused by the perduring level of contagions in the region for most of last year.

C. DISTRIBUTION

During the first three months of 2023, the Group distributed its branded collections in 91 countries, according to the following table.

	Direct Retail	FOS	Galleries	Total as of March 31, 2023
North America	18(1)	7	151	176
West & South Europe	33	102	127	262
Greater China	25(2)	357	─	382
Emerging Markets	─	76	131	207
Rest of the World	4	88	88(3)	180
Total	80	630	497	1,207

(1) Included 3 DOS managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the Joint Venture and does not control it, we consolidate only the sell-in from such DOS.

(3) It includes 11 Natuzzi galleries (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.

FOS = Franchise stores managed by independent partners.

During 1Q 2023, Group’s invoiced sales from direct retail, DOS and Concessions directly managed by the Group, amounted to €18.0 million, from €18.6 million in 1Q 2022 and from €17.8 million in 1Q 2019.

In 1Q 2023, invoiced sales from franchise stores amounted to €33.8 million, compared to €43.8 million in 1Q 2022 and €24.1 million in 1Q 2019.

We continue executing our strategy to become a Brand Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Direct retail and Franchise Operated Stores, or FOS) on total upholstered and home furnishings business in 1Q 2023 was 61.7% compared to 54.8% in 1Q 2022 and 41.4% in 1Q 2019.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 1Q 2022, invoiced sales from the wholesale channel amounted to €32.2 million, compared to €51.5 million in 1Q 2022 and €59.3 million in 1Q 2019. Such decrease is mainly attributable to lower sales from our large distributors in North America that are focusing on reducing their stock, thus postponing orders for new products.

1Q 2023 GROSS MARGIN

In 1Q 2023, we had a gross margin of 35.6%, as compared to 34.3% in 1Q 2022 and 30.1% in 1Q 2019, mainly due to a favorable sales and channel mix, a decrease in the average consumption of raw materials, as well as effective price adjustments (that were not yet effective in 2022 first quarter) in response to inflationary pressure, partially offset by lower delivered sales in the quarter.

During the first quarter of 2023, the Company accrued (€0.9) million of labor-related cost following the reduction plan to reduce the number of workers at our factories, mainly in China and Romania. Excluding such accrual, gross margin would have been equal to 36.6%.

1Q 2023 OPERATING EXPENSES

During 1Q 2023, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were (€31.5) million (or 36.6% on revenue), compared to (€39.1) million (or 33.0% on revenue) in 1Q 2022.

The €7.6 million decrease in the operating expenses was largely due to the reduction in transportation costs (equal to €7.9 million, or 9.2% on revenue, in 1Q 2023, compared to €14.1 million, or 11.9% on revenue, in 1Q 2022) as well as to lower custom duties compared to 1Q 2022 (equal to €1.1 million in 1Q 2023, compared to €1.9 million in 1Q 2022). While the Company is focused on controlling discretionary costs, the low delivered sales in the quarter has not allowed to adequately absorb fixed costs, resulting in the increase of the weight of the operating expenses on revenue.

1Q 2023 NET FINANCE INCOME/(COSTS)

During 1Q 2023, the Company accounted for (€3.4) million of Net Finance costs compared to Net Finance costs of (€0.7) million in 1Q 2022.

Rising interest rates continue to adversely impact our results principally in terms of increased interest expense of rental contracts as well as third-party financing, notwithstanding the average bank debt outstanding in the quarter significantly decreased compared to 1Q 2022. As a consequence, during the quarter, the Company reported Finance costs of (€2.1) million compared to Finance costs of (€1.8) million in 1Q 2022.

In addition, the strengthening of the Euro occurred during the quarter toward major currencies has resulted in a net exchange rate loss of (€1.4) million, (compared to a net exchange rate gain of €1.1 million in 1Q 2022), mainly deriving from the difference between invoice exchange rates and collection/payment exchange rates.

BALANCE SHEET AND CASH FLOW

During 1Q 2023, (€5.0) million of net cash were used in operating activities as a result of:

  A loss for the period of (€3.3) million;
  adjustments for non-monetary items of €6.3 million, of which depreciation and amortization of €5.5 million;
  a (€5.6) contribution from working capital change, mainly as a result of the decrease in trade and other payables for (€10.4) million, (€1.2) for payments connected to the reduction of workforce, partially offset by lower inventories for €2.1 million and lower trade receivables and other assets for €4.5 million;
  interest and taxes paid of (€2.4) million.

During the first three months of 2023, (€0.2) million of cash were used in investing activities, as a result of (€3.2) million of capital expenditure partially offset by €3.0 million collected from our JV in China following the share capital reduction.

In the same period, (€4.3) million of cash were used in financing activities, due to the repayment of long-term borrowing for (€1.1) million, (€0.2) million for short-term borrowing repayment and (€3.0) million for lease repayment.

As a result, as of March 31, 2023, cash and cash equivalents was €43.8 million, compared to €54.5 million as of December 31, 2022.

As of March 31, 2023, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€0.8) million, compared to €7.9 million as of December 31, 2022.

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CONFERENCE CALL

The Company will host a conference call to discuss financial information on Monday, June 5, 2023, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time).

To join the live conference call, interested persons will need to either:

  dial-in the following number:
  Toll/International: +1-412-717-9633, then passcode 39252103#;
  or
  click on the following link:
  https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have option to listen via phone after registering to the link.

*******

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2023 and 2022 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	First quarter ended on		Change	Percentage of revenue
	31-Mar-23	31-Mar-22%		31-Mar-23	31-Mar-22
Revenue	86.1	118.5	-27.4%	100.0%	100.0%
Cost of Sales	(55.4)	(77.9)	-28.8%	-64.4%	-65.7%
Gross profit	30.6	40.6	-24.6%	35.6%	34.3%
Other income	1.3	1.0		1.5%	0.9%
Selling expenses	(23.8)	(31.5)	-24.5%	-27.7%	-26.6%
Administrative expenses	(8.9)	(8.3)	7.1%	-10.3%	-7.0%
Impairment on trade receivables	(0.0)	(0.3)		-0.1%	-0.3%
Other expenses	(0.1)	(0.1)		-0.1%	-0.1%
Operating profit/(loss)	(0.9)	1.5		-1.0%	1.2%
Finance income	0.1	0.0		0.1%	0.0%
Finance costs	(2.1)	(1.8)		-2.4%	-1.5%
Net exchange rate gains/(losses)	(1.4)	1.1		-1.7%	0.9%
Gain from disposal and loss of control of a subsidiary	—	—		0.0%	0.0%
Net finance income/(costs)	(3.4)	(0.7)		-4.0%	-0.6%
Share of profit/(loss) of equity-method investees	1.1	1.0		1.3%	0.8%
Profit/(Loss) before tax	(3.2)	1.8		-3.7%	1.5%
Income tax expense	(0.1)	(0.5)		-0.1%	-0.4%
Profit/(Loss) for the period	(3.3)	1.3		-3.9%	1.1%
Profit/(Loss) attributable to:
Owners of the Company	(3.2)	1.0
Non-controlling interests	(0.1)	0.3

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Mar-23	31-Dec-22

ASSETS
Non-current assets	180.0	177.6
Current assets	171.3	191.0
TOTAL ASSETS	351.3	368.6

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	83.4	87.9
Non-controlling interests	4.6	4.7
Non-current liabilities	99.6	95.3
Current liabilities	163.6	180.8
TOTAL EQUITY AND LIABILITIES	351.3	368.6
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-23	31-Dec-22

Net cash provided by (used in) operating activities	(5.0)	18.7
Net cash provided by (used in) investing activities	(0.2)	(4.6)
Net cash provided by (used in) financing activities	(4.3)	(13.5)
Increase (decrease) in cash and cash equivalents	(9.4)	0.5
Cash and cash equivalents, beginning of the year	52.7	52.2
Effect of movements in exchange rates on cash held	(0.6)	(0.1)
Cash and cash equivalents, end of the period	42.7	52.7

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-23	31-Dec-22
Cash and cash equivalents in the statement of financial position	43.8	54.5
Bank overdrafts repayable on demand	(1.1)	(1.8)
Cash and cash equivalents in the statement of cash flows	42.7	52.7

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 710 mono-brand stores and 497 galleries as of March 31, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	JUNE 02, 2023	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi